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                              SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
          --------------------------------------------------------
                     Securities and Exchange Commission
                          Washington, D.C. 20549
          --------------------------------------------------------
                        INDUSTIRAL HOLDINGS, INC.
                           (Name of Issuer)
              Common                              456160100
   (Title of Class of Securities)               (CUSIP Number)

                            Elroy G. Roelke
       8080 N. Central Expressway, Suite 210 LB 59, Dallas, TX 75206
                            (214) 891-8294
  Name, Address and Telephone Number of Person Authorized to Receive Notices
   and Communications)
                            March 15, 1996
        (Date of Event which Requires Filing of this Statement)

1. Names of Reporting Person S.S. or I.R.S. Identification No.:
       Renaissance Capital Partners II, Ltd.  75-2296301
      --------------------------------------------------

2. Check the Appropriate Box if a Member of a Group:
   (a)    N/A
       ------------
   (b)    N/A
       ------------

3. SEC Use Only:

4. Source of Funds:   PF
                    ---------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to  Items
   2(d) or 2(e):   None
                  ------

6. Citizenship or Place of Organization:  Texas
                                         -------
Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole voting Power:  625,153
                        ---------

(8)  Shared Voting Power:   0
                          ----

(9)  Sole Dispositive Power:  625,153
                             ---------

(10)  Shared Dispositive Power:  0
                                ---

11. Aggregate Amount Beneficially Owned be Each Reporting Person:  625,153
                                                                  ---------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares:  None
                                                                       ------
13. Percent of Class Represented by Amount in Row (11):  17%
                                                        -----
14. Type of Reporting Person:  PN
                              ----


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                                 SCHEDULE 13D
                        Filed Pursuant to Rule 13D-1

Item 1. SECURITY AND ISSUER:
          $1,875,000 12% Convertible Debenture issued to Renaissance Capital Partners II, Ltd. by Industrial Holdings, Inc.

            Industrial Holdings, Inc.Company
            1100 Milam, Suite 2050
            Houston, TX 77002


Item 2. IDENTITY AND BACKGROUND
a., b., c.     Renaissance Capital Partners II, Ltd.         Filer
               8080 N. Central Expressway, Suite 210
               Dallas, Texas 75206

               Renaissance Capital Group, Inc.               Managing  General
               8080 N. Central Expwy., Suite 210             Partner of the
               Dallas, TX 75206                              Filer

               Renaissance Capital Partners II, Ltd. is a Texas limited Partnership, organized as a business development company under the Investment Company Act of 1940.

               The officers of Renaissance Capital Group, Inc. are:
                  Russell Cleveland, President
                  Elroy G. Roelke, Senior Vice President and General Counsel Barbe Butschek, Senior Vice President, Corporate Secretary
                     and Treasurer
                  Vance M. Arnold, Executive Vice President
                  Mardon M. Navalta, Vice President

          Renaissance Capital Group, Inc. a Texas corporation, is the Investment Advisor and is responsible for the administration of the Filer's investment portfolio.

   d.     None

   e.     None

   f.     None

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
         The Filer's source of funds is the partners investment capital. No borrowed funds were used in the transaction. The securities we acquired directly from the Company is a private placement.

Item 4. PURPOSE OF TRANSACTION:
         The sole purpose of the acquisition of these securities was as an investment in accordance with Filer's election as a Business Development Company under the Investment Act of 1940.

Item 5. INTEREST IN SECURITIES OF THE ISSUER:

   a. As more fully described on the original Schedule 13D filed in 1992, the Filer and the Company entered into a Convertible Debenture Loan Agreement providing for a loan to the Company in the amount of $2,500,000 with an interest rate of 12%.

         On March 15, 1996, the Company paid the Filer a principal payment in the amount of $600,000 and the 12% Convertible Debenture was modified to have a face amount of $1,875,000 with a conversion







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          price of $3.26 per share.  In  consideration of this prepayment of principal, the Company issued the Filer a three year Warrant to purchase 50,000 shares of common stock at $4.00 per share.

          If the Debenture were converted today, and the Warrant shares exercised, shares of issuer beneficially owned by the Filer and its Managing General Partner number 625,153 shares of common stock which would represent 17% of the Company's common stock. These shares represent all of the Filer's ownership. Renaissance Capital Group, Inc. has a profit interest of up to 20% in the Filer.

   b.     The original Schedule 13D filed by the Filer in 1992.

   c.     Not Applicable

   d.     Not Applicable

   e.     Not Applicable


Item 6. CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER:
         The Company and the Filer have entered into a Convertible Debenture Loan Agreement that grants the Filer certain rights upon the Company's default. In addition, the Filer has the option to name a director to the Company.

Item 7. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED:
         No person has been retained by the Filer hereof or its associates to, in any way, make solicitation or recommendation the holders of the securities of the issuer to accept or reject any tender offer.

Item 8. MATERIAL TO BE FILED AS EXHITITS:
         Not applicable

I certify to the best of my knowledge and belief the information set forth in this statement is true, complete and correct.

Date: May 8, 1996



Renaissance Capital Partners II, Ltd.

By: Renaissance Capital Group, Inc.
    Managing General Partner


By:  /S/ Elroy G. Roelke
   ----------------------------
   Elroy G. Roelke
   Senior Vice President